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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X                Form 40-F ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes --------        No ---X----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Announces Appointment Of New Members To Board of Directors

Or Yehuda, Israel (March 6, 2003) – Magic Software Enterprises (Nasdaq: MGIC), a leading provider of application development and integration technology, announced today the election of Naamit Solomon and Shlomit Golan to its board of directors.

Naamit Salomon has served as vice president of finance of Formula Systems (1985) Ltd. since August 1997. Ms. Salomon was a controller of two large, privately held companies in the Formula group. Ms. Salomon holds a B.A. degree in economics and business administration from Ben Gurion University.

Shlomit Golan has been nominated to serve as an outside director of our company.  Ms. Golan is currently a freelance accountant for Sotheby’s Israel Ltd., a subsidiary of Sotheby's Ltd., an international auction company, and for Everest Funds, limited partnerships that invest in Israeli and Israeli related companies. From 1996 until 2000, Ms. Golan served as a director of Dovrat Shrem & Co. Investment Management LTD and in 1999 as a director of FCT Formula Computer Technologies LTD.  From 1992 until 1995, Ms. Golan served as an accounting manager at Braude & Co. Ms. Golan holds a B.A degree in Economics and Accounting and an Executive MBA from Tel Aviv University. She is a Certified Public Accountant.

About Magic Software

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 6 March 2003